Exhibit 21.01

Subsidiaries of Lumber Liquidators Holdings, Inc.

Name of Subsidiary	State of Incorporation or Organization
Lumber Liquidators, Inc.	Delaware
Lumber Liquidators Services, LLC	Delaware
Lumber Liquidators Leasing, LLC	Delaware
Lumber Liquidators Foreign Holdings, LLC	Delaware
Lumber Liquidators Foreign Operations, LLC	Delaware
Lumber Liquidators Luxembourg S.à r.l.	Luxembourg
Lumber Liquidators Canada Inc.	Nova Scotia